UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38833

UP Fintech Holding Limited

1 Raffles Place, #35-61 One Raffles Place

Singapore (048616)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

UP Fintech Holding Limited Reports Unaudited Second Quarter 2026 Financial Results

UP Fintech Holding Limited (NASDAQ: TIGR), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the second quarter ended June 30, 2026. A copy of the news release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UP Fintech Holding Limited

	By:	/s/ JOHN FEI ZENG
	Name:	John Fei Zeng
	Title:	Chief Financial Officer

Date: August 26, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 26, 2026